Exhibit 4.5

AMENDMENT NO. 4 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 4 (this “Amendment”), dated as of April 1, 2003, among The Immune Response Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, Inc. (“Computershare”), to the Rights Agreement dated as of February 26, 1992, as amended by Amendment No. 1 dated as of April 17, 1997, Amendment No. 2 dated as of December 20, 2001, and Amendment No. 3 dated as of February 20, 2002, between the Company and Computershare (as successor agent to Harris Trust and Savings Bank, which was successor agent to Mellon Investor Services, which was successor agent to ChaseMellon Shareholder Services, L.L.C., which was successor agent to First Interstate Bank Ltd.), as Rights Agent, (the “Rights Agreement”).

A.            The Company and Computershare have heretofore entered into the Rights Agreement pursuant to which Computershare was appointed to serve as the Rights Agent under the Rights Agreement.  Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may, from time to time, supplement or amend the Rights Agreement in accordance with the provisions of such Section.

B.            The Board of Directors of the Company has determined that it is in the best interests of the Company for it to issue to Chesire Associates LLC a 8% Convertible Secured Promissory Note, dated as of March 28, 2003 (the “Convertible Promissory Note”).

C.            The Company desires and is obligated to amend the Rights Agreement such that, with respect to the execution of and the consummation of the transactions contemplated by the Convertible Promissory Note, neither Kevin Kimberlin nor any of his Affiliates is or will become an “Acquiring Person” and that no “Stock Acquisition Date” or “Distribution Date” (as such terms are defined in the Rights Agreement) has or will occur.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

                1.             The definition of “Acquiring Person” set forth in subclause (ii) of Section 1(a) of the Rights Agreement is hereby amended to read as follows:

“(ii) the term Acquiring Person shall not mean (A) the Company, (B) any subsidiary of the Company (as such term is hereinafter defined), (C) any employee benefit plan of the Company or any of its subsidiaries, (D) any entity holding securities of the Company organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan or (E) Kevin B. Kimberlin, an individual, or any Affiliate of Kevin Kimberlin, as a result of the execution of (1) the Unit Purchase Agreement, dated as of April 15, 1997, between Kevin B. Kimberlin and the Company (the “Unit Purchase Agreement”), (2) the Note Purchase Agreement, dated as of November 9, 2001, between Kevin Kimberlin Partners, L.P., and the Company (the “Note Purchase Agreement”), or (3) the 8% Convertible Secured Promissory Note, dated March 28, 2003, between Chesire Associates LLC and the Company (the “Convertible Promissory Note”), or as a result of the consummation of any of the transactions contemplated by the Unit Purchase Agreement, the Note Purchase Agreement or the Convertible Promissory Note; and”

2.             The last clause of the first sentence of Section 3(a) of the Rights Agreement is hereby amended to read as follows:

“; provided, however, that in no event shall a Distribution Date be deemed to occur as a result of the execution of the Unit Purchase Agreement, the Note Purchase Agreement or the Convertible Promissory Note, or as a result of the consummation of any of the transactions contemplated by the Unit Purchase Agreement, the Note Purchase Agreement or the Convertible Promissory Note.”

3.             No “Stock Acquisition Date” shall be deemed to occur under the Rights Agreement as a result of the execution of the Convertible Promissory Note or as a result of the consummation of any of the transactions contemplated by the Convertible Promissory Note.

4.             All amendments made to the Rights Agreement in this Amendment shall be deemed to apply retroactively as well as prospectively.

5.             This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with all laws of such State applicable to contracts to be made and performed entirely within such State.

6.             This Amendment may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

7.             Except as specifically amended or modified in this Amendment, the terms and conditions of the Rights Agreement shall be restated as of this date and shall otherwise remain unaffected, unchanged and unimpaired in every particular as set forth in the Rights Agreement. Unless specifically defined in this Amendment, all capitalized terms used herein shall have the same meaning ascribed to them in the Rights Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:		THE IMMUNE RESPONSE CORPORATION

By:	/s/ Sheri Copeland	By	/s/ Michael Jeub
Title:	Executive Assistant	Title:	VP of Finance, Chief Financial Officer

Attest:		COMPUTERSHARE TRUST COMPANY, INC.

By:	/s/ Theresa Henshaw	By:	/s/ Kim Porter
Title:	Trust Officer	Title:	VP